EXHIBIT (a)(5)(E)

Quest Diagnostics Announces HSR Clearance for the Acquisition of Celera

Madison, N.J., April 13, 2011 – Quest Diagnostics Incorporated (NYSE: DGX) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired in connection with the $8 per share all cash tender offer by its wholly-owned subsidiary, Spark Acquisition Corporation, to purchase all outstanding shares of common stock of Celera Corporation (NASDAQ: CRA).

Expiration of the waiting period under the HSR Act satisfies one of the conditions necessary for the consummation of the tender offer, however the tender offer remains conditioned upon the other closing conditions described in the Offer to Purchase filed with the United States Securities and Exchange Commission on March 28, 2011.  The tender offer is scheduled to expire at 5:00 p.m., New York City time, on Monday, April 25, 2011, unless extended in accordance with the procedures described in the Offer to Purchase.

The Depositary for the tender offer is Computershare Trust Company, N.A. The Information Agent for the tender offer is D.F. King & Co., Inc. The Dealer Manager for the tender offer is Morgan Stanley & Co. Incorporated. The tender offer materials may be obtained at no charge by downloading them from the SEC’s website at http://www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain related tender offer documents may be obtained free of charge by directing a request to Quest Diagnostics at 973-520-2900. A copy of the tender offer statement and Celera’s solicitation/recommendation statement on Schedule 14D-9 will be made available to all stockholders of Celera free of charge at http://www.celera.com.

About Quest Diagnostics:

Quest Diagnostics is the world’s leading provider of diagnostic testing, information and services that patients and doctors need to make better healthcare decisions. Quest Diagnostics offers the broadest access to diagnostic testing services through its network of laboratories and patient service centers, and provides interpretive consultation through its extensive medical and scientific staff. Quest Diagnostics is a pioneer in developing innovative diagnostic tests and advanced healthcare information technology solutions that help improve patient care. More information is available at: http://www.QuestDiagnostics.com.

Legal Notices And Disclaimers:

This release is for informational purposes only. It does not constitute an offer to purchase shares of Celera or a solicitation/recommendation under the rules and regulations of the SEC. Quest Diagnostics has filed with the SEC a Tender Offer Statement on Schedule TO and Celera has filed a Solicitation/Recommendation Statement on Schedule 14D-9. These documents contain important information and shareholders of Celera are advised to carefully read these documents before making any decision with respect to the cash tender offer. These documents are available at no charge on the SEC’s website at http://www.sec.gov.

In addition, a copy of the offer to purchase, letter of transmittal and certain related tender offer documents may be obtained free of charge by directing a request to Quest Diagnostics at 973-520-2900. A copy of the tender offer statement and Celera’s solicitation/recommendation statement on Schedule 14D-9 is available to all stockholders of Celera free of charge at http://www.celera.com.

CONTACTS:

Investor related questions, via the Information Agent for the tender offer:
D.F. King & Co., Inc.	Banks and Brokers: 212-269-5550
Stockholders and All Others: 1-800-347-4250

For Quest Diagnostics: Kathleen Valentine (Investors), +1-973-520-2900, or Gary Samuels (Media), +1-973-520-2800

SOURCE Quest Diagnostics Incorporated